UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-27823

Spanish Broadcasting System, Inc.

(Exact name of registrant as specified in its charter)

7007 NW 77th Avenue

Miami, Florida

(305) 441-6901

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 135

Explanatory Note: Spanish Broadcasting System, Inc. (the “Company”) is filing this Form 15/A for the purpose of amending the Form 15 filed by the Company with the Securities and Exchange Commission (“SEC”) on July 27, 2020 to include the correct number of holders of record.

Pursuant to the requirements of the Securities Exchange Act of 1934, Spanish Broadcasting System, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 29, 2020	By: /s/ José I. Molina
Name: José I. Molina
Title: Chief Financial Officer